Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2011 and 2010

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2011 and 2010 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board.  This MD&A has taken into account information available up to and including March 21, 2012. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including those not specifically identified in this paragraph, are subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company that is in production and is pursuing rapid growth through the continued advancement of the Company’s three wholly owned gold complexes located in the century-old Timmins Gold Camp of Northern Ontario. The Company has a current workforce of over 800 employees and contractors.

At the Timmins West Complex, the Company is in commercial production at the Timmins West Mine (including the Timmins Deposit and adjacent Thunder Creek Deposit) and is continuing drilling at the Gold River Trend project, where an updated resource was released early in 2012, as well as at the 144 exploration property.  On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where commercial production commenced effective January 1, 2012. Bell Creek Complex also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. Fenn-Gib was acquired from Barrick Gold Corporation (“Barrick”) in August 2011. Fenn-Gib is a potential large-scale, open-pit gold project with a recently released resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,000 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is targeted for completion by late 2012.

Lake Shore Gold is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE-Amex under the symbol LSG.

2011 Financial Highlights

•             Gold sales in 2011 totaled 91,468 ounces at an average price of US$1,546 per ounce. During the fourth quarter 2011, total gold sales were 21,956 ounces at an average price of US$1,687 per ounce.

•             Cash operating costs(1) for Timmins Deposit totaled $95(1) per tonne or US$811 per ounce in 2011 and $102 per tonne or US$762 per ounce during the fourth quarter 2011.

•             Cash earnings from mine operations(1) in 2011 were $31.7 million. Fourth quarter cash earnings from mine operations totaled $8.7 million.

•             Net loss for the year ended December 31, 2011 was $10.9 million or $0.03 per common share.  Net loss in the fourth quarter 2011 totaled $5.5 million or $0.01 per common share, largely reflecting write downs related to the Company’s investment in Golden Share Mining Corporation and the option agreement relating to its Mexican assets, the Company’s share of net losses on its investment in associates and exploration spending on its Mexican assets.

•             Project spending in 2011 totaled $96.7 million, while exploration spending totaled $32.1 million. Project spending exceeded the Company’s previous estimate of $85 million largely reflecting its decision to complete additional development work at the Thunder Creek Deposit during the fourth quarter, as well as the impact of cost escalation in the industry. The Company also incurred $22.6 million of expenditures related to its mill expansion during 2011.

•             Cash and gold bullion inventory at December 31, 2011 totaled $66.2 million, including $56.0 million of cash and $10.2 million of bullion inventory (valued at market prices). Subsequent to year end, the Company received approximately $50.0 million through royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada”).

2011 Operating Highlights

•             Gold poured in 2011 totaled 86,565 ounces. Gold poured during the fourth quarter 2011 was 26,550 ounces.

•             Processed gold for the year was 83,585 ounces (671,467 tonnes at average grade of 4.03 grams per tonne), while the Company processed 24,809 ounces (186,231 tonnes at average grade of 4.34 grams per tonne) during the fourth quarter.

•             Mill throughput averaged 1,840 tonnes per day in 2011 and 2,024 tonnes per day during the fourth quarter.

•            Resources increased significantly with initial resources being released for the Vogel and Marlhill properties in May 2011 and for the Thunder Creek Deposit and Fenn-Gib project in November 2011.

•             Significant exploration progress was recorded during 2011:

•                      Shallow gold zone discovered at the 144 property (to south-west of Thunder Creek)

•                      Mineralization extended 750 metres eastward and 200 metres to depth at Gold River Trend East Deposit

•                      Bell Creek Mine mineralization extended to 400 metres below the existing resource

•                      Timmins Deposit Ultramafic (“UM”) and Footwall structures extended 1.9 kilometres down plunge to total depth of 2,380 metres, and

•                      Fenn-Gib mineralization expanded by 200 metres north of existing drilling.

(1)  Denotes a non-GAAP measure. See “Non-GAAP measures” on page 17 of this MD&A

Other 2011 Highlights

•             Fenn-Gib was acquired from Barrick Gold Corporation (“Barrick”) on August 18, 2011. The Fenn-Gib project (including the Fenn-Gib and Guibord Main properties) provides an opportunity to add a potential large-tonnage, open pit mining operation to the Company’s portfolio of assets. Consideration for the transaction totaled 14,877,263 common shares of the Company.

•             On December 14, 2011, the Company finalized an option agreement with Revolution Resources Corp. (“Revolution”) through which Revolution may acquire 60% or 100% interests in some or all of the Company’s Universo and Montaña de Oro property groups (the latter including the, Montana de Oro, Lluvia de Oro and La Bufa properties) in Mexico. The acquisition of the interests is linked to meeting certain expenditure requirements on the properties and paying to the Company cash or shares based on the amount of resources disclosed in NI 43-101 technical reports for the properties. Under terms of the transaction, the Company received 5,713,740 Revolution common shares.

Subsequent Events — Significant Progress in First Quarter 2012

During the first three months of 2012, the results of considerable drilling and other work performed since the beginning of 2011 were released. These results include:

•             February 15, 2012: An updated resource estimate for Timmins West Mine (including the Timmins and Thunder Creek deposits) was released totaling 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne) in the indicated category and 791,500 ounces of gold (4,272,000 tonnes grading 5.76 grams per tonne) in the inferred category (using a base case 1.5 grams per tonne cut-off grade).

•             February 22, 2012: An updated resource estimate for the Gold River Trend was released totaling 117,400 ounces of gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces of gold (5,273,000 tonnes grading 6.06 grams per tonne) in the inferred category. As of the end of February 2012, both the Company’s indicated and inferred resources had doubled since the beginning of 2011.

•             February 28, 2012: A Preliminary Economic Assessment (“PEA”) was released for Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits have been evaluated as a fully integrated, long-term mining operation. The PEA estimates 10 years of production with 1.4 million ounces produced over that period; average cash operating costs of US$625 per ounce based on a C$/US$ exchange rate at par; and favourable project economics based on a number of pricing and exchange rate assumptions. Total growth capital in the PEA is assumed at $160 million, including $67 million for the expansion of the Company’s milling facility and other milling costs, with an additional $225 million of sustaining capital to be spent after Year 1.

In addition, on March 7, 2012 the Company closed royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

Drilling Program

The 2011 drill program included approximately 176,000 metres of surface and underground drilling largely in support of establishing initial and updated resource estimates and exploring for extensions and new discoveries at a number of the Company’s assets. The table below lists the Company’s resources. Since the beginning of 2011, initial resources were released for the Company’s Vogel and Marlhill, Thunder Creek and Fenn-Gib projects, while updated resources have been announced for Timmins Deposit and Gold River Trend. An updated resource estimate for Bell Creek Mine is expected to be released before the end of March 2012.

Deposit	Category	Tonnes	Grade	Ounces	Date Released
Bell Creek Mine	M&I(1)	1,790,000	4.36	251,200	December 2, 2010(2)
	Inferred	8,427,500	4.40	1,192,900

Vogel/Marlhill	Indicated	2,614,000	2.17	182,400	May 2, 2011
	Inferred	1,459,000	3.6	168,800

Thunder Creek(3)	Indicated	2,877,000	5.64	521,600	November 16, 2011
	Inferred	2,693,000	5.89	510,000

Fenn-Gib	Indicated	40,800,000	0.99	1,300,000	November 17, 2011
	Inferred	24,500,000	0.95	750,000

Timmins Deposit(3)	Indicated	2,949,000	6.34	600,900	February 15, 2012
	Inferred	1,579,000	5.54	281,500

Gold River Trend	Indicated	690,000	5.29	117,400	February 22, 2012
	Inferred	5,273,000	6.06	1,027,800

(1)   Refers to measured and indicated resources

(2)   Updated resource estimate pending

(3)   Combined to create the Timmins West Mine as of January 1, 2012

OUTLOOK

During 2012, the Company is investing to increase its mining and processing capacity to support strong production growth beginning late in the year.  At Timmins West Mine, the work program involves significant ore delineation and infrastructure development, particularly during the first half of 2012. A 50% expansion of the Company’s milling facility, to 3,000 tonnes per day, is progressing on schedule for completion in the fourth quarter. Based on the 2012 work program, production will be weighted to the second half of the year. During the first quarter, throughput levels and grades will be affected by the extent of development work being completed, with production during the quarter expected to total approximately 15,000 ounces of gold poured.

For the full year 2012, the Company is targeting from its Timmins West and Bell Creek mines total production of between 85,000 and 100,000 ounces of gold poured. Cash operating costs for the year are estimated at US$825 to US$875 per ounce. Cash operating costs during the first quarter are budgeted at approximately US$1,450 per ounce, reflecting the focus on ore development and stope preparation during the quarter. Costs are expected to improve during the second quarter, but remain above the full-year target range, and then improve to below the target range during the second half of the year when the Company’s focus transitions to stope production leading to higher throughput levels and grades.

During 2012, the Company plans to complete the growth capital phase of the Timmins West Mine project, which is expected to involve development expenditures of $93 million and $67 million of expenditures to complete the 50% mill expansion and other milling costs. The Company also contemplates incurring additional expenditures for the continued development of Bell Creek Mine and for exploration drilling, with the amount and timing of these expenditures to be evaluated on an ongoing basis in relation to the Company’s capital position.

Based on cash and gold bullion inventory at the beginning of 2012 of approximately $66.2 million, the approximately $50 million received from Franco-Nevada in March 2012 and anticipated proceeds from planned gold production during the year, the Company is positioned to finance the completion of the growth capital phase of the Timmins West Mine, including the Bell Creek Mill expansion. The Company’s 2012 business plan assumes an average gold price of US$1,650 per ounce and a C$/US$ exchange rate of 0.98.

To support additional expenditures, the Company is currently assessing opportunities to strengthen its balance sheet through increased access to debt facilities or related structures, equity markets or any combination to provide additional capital and financial flexibility.

GOLD SALES

91,468 ounces sold in 2011 for total proceeds of $140.2 million

	Fourth Quarter	For year ended December 31,
Year ended December 31,	2011	2011	2010
Revenues
Realized gold price ($’s)	$1,722	$1,533	$1,317
Gold sales (ounces)	21,956	91,468	28,218
Gold sales ($’000)	$37,798	$140,204	$37,173

Less gold sales capitalized to mining properties	(23,038)	(73,971)	(37,173)
Gold revenues	$14,760	$66,233	$0

Total proceeds from gold sales in 2011 were $140.2 million reflecting the sale of 91,468 ounces at an average realized gold price of US$1,546 ($1,533) per ounce. For the fourth quarter of 2011, the Company received proceeds of $37.8 million from the sale of 21,956 ounces at an average price of US$1,687 ($1,722) per ounce.

Gold sales from Timmins Deposit, which was in commercial production as of January 1, 2011, included 55,003 ounces for the full year 2011 and 8,578 ounces for the fourth quarter. Of the 55,003 ounces of gold sales from Timmins Deposit for the year, 43,045 ounces were commercial sales resulting in total proceeds of $66.2 million based on an average selling price of US$1,557 ($1,540) per ounce. The remaining 11,958 ounces of gold sales (for proceeds of $16.6 million) from Timmins Deposit related to bullion inventory at the beginning of 2011 that are not recorded as commercial sales. During the fourth quarter 2011, all 8,578 ounces of gold sales from Timmins Deposit represented commercial sales and resulted in proceeds of $14.8 million based on an average price of US$1,687 ($1,722) per ounce. Sales proceeds from Thunder Creek Deposit and Bell Creek Mine are recorded as pre-production revenue for the full year and fourth quarter 2011.

OPERATIONS REVIEW

Introduction

Gold poured during the full year and fourth quarter ended December 31, 2011 totaled 86,565 ounces and 26,550 ounces, respectively. For the full year 2011, 671,467 tonnes (1,840 tonnes per day) were processed at an average grade of 4.03 grams per tonne for 83,585 ounces. Of total ounces recovered, 58,983 ounces were related to the Timmins West Mine (39,983 ounces from

Timmins Deposit and 19,000 ounces from advanced exploration activities at Thunder Creek) with the remaining 24,602 ounces coming from advanced exploration activities at Bell Creek Mine.

During the fourth quarter of 2011, a total of 186,231 tonnes (2,024 tonnes per day) at an average grade of 4.34 grams per tonne was processed for 24,809 ounces of recovered gold. Timmins West Mine accounted for 17,999 ounces (Timmins Deposit 7,496 ounces and Thunder Creek 10,503 ounces) with the remaining 6,810 ounces from Bell Creek Mine.

In July 2011, the Company reduced its production target for the year from 125,000 ounces to 85,000 to 100,000 ounces poured. The reduction reflected lower head grades due to a broader distribution of mineralization in some areas than had been previously interpreted, mine sequencing issues leading to the advancement of lower grade areas, and lower tonnes mined due to the completion of considerable advanced exploration work which resulted in the milling of low-grade stockpiles.  The 86,565 ounces poured in 2011 achieved the revised target. Cash operating costs during the year of US$811 per ounce were higher than the initial target of US$575 per ounce due to the impact of lower head grades. On a per tonne basis, cash costs at Timmins Deposit averaged $95 per tonne for the year, below the target of $97 per tonne.

	Fourth Quarter	For year ended December 31,
Year ended December 31,	2011	2011	2010
Operating results
Tonnes milled	186,231	671,467	263,986
Grade (grams/tonne)	4.34	4.03	5.30
Mill recoveries	95.47%	96.05%	96.60%
Gold processed (ounces)	24,809	83,585	43,500
Gold poured (ounces)	26,550	86,565	40,520
Gold sales (ounces)	21,956	91,468	28,224
Commercial gold production (ounces)	8,578	43,045	—
Per ounce data - US$
Realized gold price	$1,687	$1,546	$1,287
Cash cost of sales*	762	$811	—

*Denotes a non-GAAP measure. See “Non-GAAP measures” on page 17 of this MD&A

Processing Facility

The Bell Creek Mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-in-Pulp” (“CIP”) process for gold recovery.

The Mill processed a total of 671,467 tonnes at an average grade of 4.03 grams per tonne in 2011 for 83,585 ounces of gold. Average recoveries of 96.1% were in line with expectations. For the fourth quarter of 2011, the mill processed 186,231 tonnes (2,024 tonnes per day) at an average grade of 4.34 grams per tonne. Recoveries during the fourth quarter averaged 95.5%. A number of issues were addressed in the Mill to more effectively manage the flow of material through the circuit with improvements in average throughput realized in the latter part of the second quarter of 2011. The mill met and exceeded the expected performance levels by mid third quarter and during the fourth quarter of 2011, with throughput levels during the fourth quarter exceeding the current mill capacity of 2,000 tonnes per day.

On August 9, 2011, the Company announced a capital project for the expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with completion targeted for the fourth quarter of 2012. The total cost of the project is estimated at approximately $83 million, of which $22.6 million was incurred in 2011.The scope of the expansion project facilitates the potential to rapidly expand again to a capacity of 5,500 tonnes per day.

Timmins West Mine

The Timmins West Mine is an underground mining operation located 18 kilometres west of Timmins, Ontario. The Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

The decision to place the Thunder Creek Deposit into commercial production as of January 1, 2012 was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the combined Timmins Deposit and Thunder Creek Deposit mining operation and has not published a reserve estimate as of the date of this MD&A. The Company expects to publish a reserve estimate by the end of the first quarter of 2012.

On February 15, 2012, the Company announced an updated resource estimate for the Timmins West Mine. The updated resource estimate for the Timmins West Mine includes 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne in the indicated category) and 791,500 ounces of gold (4,272,000 tonnes at an average grade of 5.76 grams per tonne) in the inferred category. The new resource estimate includes updated resources for the Timmins Deposit from the previous estimate issued in September 2009, as well as the initial resources for the Thunder Creek Deposit that were first released on November 16, 2011.

On February 28, 2012, a PEA was released for the Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits were evaluated as a fully integrated, long-term mining operation. A review of key results from the PEA is provided under “Subsequent Events — Significant Progress in First Quarter 2012” in the Overview section of this MD&A.

Timmins Deposit

Timmins Deposit is the first of the Company’s assets to commence production, with commercial production being declared effective January 1, 2011. During 2011, the Company processed 39,983 ounces of gold from Timmins Deposit (338,021 tonnes at an average grade of 3.80 grams per tonne). Gold sales from the deposit during 2011 were 55,003 ounces, of which 43,045 ounces represented commercial sales at an average cash cost of US$811 per ounce, with the remainder coming from bullion inventory at the beginning of 2011 that is not recorded as commercial sales.  For the fourth quarter of 2011, a total of 7,496 ounces was processed from Timmins Deposit (57,516 tonnes at an average grade of 4.19 grams per tonne).

Production during the first half of 2011 was below expected levels largely reflecting lower head grades due to broader zones of mineralization, mine sequencing and the milling of low-grade stockpiles. Following completion of a re-forecast and revisions to the Company’s mining methods and business plan, excellent progress was made with development and infrastructure work intended to support mining over the balance of 2011 as well as in 2012. Among the work completed in 2011 was advancing sill development in the UM1 Zone on the 565 and 545 levels in support of planned mining in 2012, ramping from the 650 Level up to the 480 Level and down to the 730 Level, and the extension of a ventilation raise from the 260 Level to the 630 Level. In early 2012, the Company is largely focusing on development and ore delineation intended to establish multiple mining horizons into the UM zones between the 650 level and 730 levels. By the end of 2012, the Company is targeting extracting four stopes below the 650 Level and to have extended the ramp to the 810 Level, accessing four additional levels for future production.

During 2011, the Company incurred $43.5 million of capital expenditures at the Timmins Deposit, including advanced exploration and ramp development expenditures, with an additional $3.4 million of expenditures related to exploration drilling.

In 2011, a total of 5,064 metres of underground capital development was completed at Timmins Deposit. Underground capital development totaling 734 metres was achieved during the fourth quarter and encompassed the excavation of ramps, sublevels and raises. The majority of the metres (710 metres) in the fourth quarter were excavated in the lower mine and were comprised of ramp development below the 650 metre level towards the UM zones, excavation of major infrastructure (i.e. exploration drifts, accesses to ventilation raises and passes, etc.) and development of the ventilation raise for the permanent system at Timmins Deposit.

Approximately 16,000 metres of mostly underground drilling was completed at Timmins Deposit during 2011.

On February 15, 2012, an updated resource estimate was released for the Timmins Deposit as part of an updated resource for the Timmins West Mine. At Timmins Deposit, the updated resource totaled 600,900 ounces in the indicated category (2,949,000 tonnes at an average grade of 6.34 grams per tonne) and 281,500 ounces in the inferred category (1,579,000 tonnes at an average grade of 5.54 grams per tonne).  The previous resources at Timmins Deposit were supported by a NI 43-101 compliant technical report published in September 2009 and included 892,700 ounces in the indicated category (3,245,000 tonnes grading 8.56 grams per tonne) and 164,900 ounces in the inferred category (894,000 tonnes at an average grade of 5.74 grams per tonne).

The change in the resources largely reflected the use of a lower cut-off grade (1.5 grams per tonne for the updated resource), reflecting the Company’s increased knowledge and understanding of the deposit, with a sensitivity analysis indicating that, by using the previous cut-off grade of 3.0 grams per tonne, the average grade of the updated resource was within 5% of the previous estimate. Lower total ounces in the updated resource reflected depletion from mining activities since September 2009 and the removal of tonnes in some areas, mainly the Footwall and Vein zones in the upper part of the Mine, where drilling has not been able to verify the grade and continuity to the level required under the Company’s current criteria for resource estimation.

Thunder Creek

Effective January 1, 2012, the Thunder Creek Deposit is being developed and operated as part of the Timmins West Mine and is in commercial production. Production from the Thunder Creek Deposit on claims that contain current resources is subject to a 1% NSR (in addition to the 2.25% Franco-Nevada NSR discussed under “Subsequent Events — Significant Progress in First Quarter

2012” in the Overview section of this MD&A). During 2011, the Company completed an advanced exploration program at Thunder Creek, which had commenced in November 2009, and had involved drifting across from the Timmins West shaft and ramp to mineralization at Thunder Creek on the 300 and 730 levels. The program facilitated development on the mineralization and supported an underground drilling program. Both drifts were completed during 2010.

The Company processed 19,000 ounces (154,770 tonnes at an average grade of 3.96 grams per tonne) of gold from advanced exploration and pre-production activities at Thunder Creek during 2011. More than half of this output, 10,503 ounces (80,192 tonnes at an average grade of 4.24 grams per tonne), was processed during the fourth quarter, with the higher volumes compared to prior quarters largely reflecting the mining and processing of a 35,000 tonne bulk sample from the 730 Level during the quarter.

Net project spending at the Thunder Creek Deposit during 2011 was $30.5 million (net of pre-production revenues of $23.8 million) of which $7.4 million related to exploration.

During 2011, 3,887 metres of underground capital development were completed at Thunder Creek. Underground capital development, totaling 1,346 metres, was achieved in the fourth quarter. Work during the fourth quarter focused on developing the ramp from 370 Level down to 395 Level, extending the down ramp from the 730 Level towards the 765 Level, level development on 730 Level and excavation of the main infrastructure (i.e. level accesses, sump stations, electrical substations, accesses to ventilation raises, etc.).

A total of approximately 56,500 metres of underground and surface drilling was completed in 2011 at Thunder Creek, largely in support of the Company’s efforts to establish the initial resource estimate, released on November 16, 2011. The resource included 521,600 contained ounces in the indicated category (2,877,000 tonnes at an average grade of 5.64 grams per tonne) and 510,000 ounces in the inferred category (2,693,000 tonnes at an average grade of 5.89 grams per tonne).

Bell Creek Mine

The Bell Creek Mine is a former producer located on the east side of Timmins close to Goldcorp Inc.’s (“Goldcorp”) Hoyle Pond Mine. Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Effective January 1, 2012, production from Bell Creek Mine is recorded as commercial production. Ounces produced at Bell Creek Mine are subject to a 2% NSR royalty payable to Goldcorp. On February 12, 2011, the Company purchased for cancellation a 5% NSR on certain claims on the Bell Creek Mine from Enerplus Corporation (“Enerplus”) by issuing 2.9 million common shares of the Company to Enerplus valued at $12.0 million. Goldcorp is responsible to pay the Company half of the amount paid to Enerplus, which will be offset against royalty payments payable to Goldcorp.

During 2011, a total of 178,676 tonnes of pre-production material from Bell Creek Mine was milled at an average grade of 4.29 grams per tonne for 24,602 ounces.  For the fourth quarter of 2011, 48,523 tonnes of pre-production material was milled at an average grade of 4.70 grams per tonne for 6,810 ounces.

During 2011, net project spending at the Bell Creek Mine (including exploration expenditures at the contagious Vogel and Schumacher properties) totaled $20.2 million (net of pre-production revenues of $33.6 million),of which $9.6 million related to exploration.

The main ramp at Bell Creek reached the 505 metre level during the fourth quarter of 2011.  A total of 422 metres of development was completed in the ramp resulting in total vertical advance of 32 metres during the quarter.  In 2011, a total of 2,031 metres of development was completed in the ramp resulting in total vertical distance of 119 metres. Reaching the 445 Level horizon also exposed the top part of the North A Deep mineralization, the new deep discovery at Bell Creek Mine. A definition diamond drilling program for the North A Deep Zone has commenced and is a key component of the Company’s 2012 exploration program.

Current resources for Bell Creek Mine include 251,200 ounces (1,790,000 tonnes grading 4.36 grams per tonne) in the measured and indicated categories and 1,192,900 ounces (8,427,500 tonnes grading 4.40) in the inferred category. During 2011, a total of 47,280 metres was drilled from surface and underground, mainly with an aim of extending resources to depth and to convert existing inferred resources to the measured and indicated categories, with an updated resource estimate pending.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A.

EXPLORATION REVIEW

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and will continue to drive the Company’s growth going forward.

During 2011, the Company completed approximately 176,000 metres of surface and underground drilling and incurred total exploration expenditures of $32.1 million. Of these expenditures, $10.9 million was incurred at the Timmins West Mine ($3.5 million related to the Timmins Deposit and the remainder to Thunder Creek), $9.6 million at the Bell Creek Complex, $4.4 million at the Gold River Trend property, $3.0 million at the 144 property and the remainder at other projects.

As of March 21, 2012, the Company had 20 drills active on its properties, including 10 underground drills at Timmins West Mine, 2 surface drills at the Gold River Trend property, 1 surface drill at the 144 property, 4 surface drills at Fenn-Gib and 3 surface and 2 underground drills at the Bell Creek Complex.

Resource Definition Drilling

In addition to drilling in support of establishing or updating resources at Timmins West Mine and  Bell Creek Complex, which are discussed under Operations Review, drilling was also completed in support of releasing an updated resource at the Gold River Trend and initial resources at the Vogel and Marlhill properties and the Fenn-Gib project. These resources are reviewed below.

Gold River Trend — on February 22, 2012, the Company announced an updated resource estimate for the Gold River Trend deposits on the west side of Timmins. Resources at the Gold River Trend are contained within two deposits, the East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the Timmins West Mine shaft. In combination, the updated resources for both deposits include 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category. The new resource replaces the previous estimate of approximately 400,000 ounces grading 3.0 grams per tonne, all in the inferred category.

Fenn-Gib — The Fenn-Gib project is located approximately 60 kilometres east of Timmins along the eastern extension of the Destor Porcupine Fault Zone and Pipestone Fault Zone near a major dilatent zone. The project was acquired on August 18, 2011 and provides the Company with significant new mining and exploration opportunities, including the potential to establish a large-tonnage, open-pit mining operation. On November 17, 2011, the Company announced the completion of the first NI 43-101 open-pit resource estimate for Fenn-Gib which includes 1.30 million ounces (40.8 million tonnes at 0.99 grams per tonne) in the indicated category and 0.75 million ounces (24.5 million tonnes at 0.95 grams per tonne) in the inferred category. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property.

Marlhill and Vogel — On May 2, 2011, the Company announced initial resources for the Marlhill and Vogel properties, both part of the Bell Creek Complex and located in close proximity to the Bell Creek Mine infrastructure. The combined resources include 2,614,000 tonnes of both open pit and underground material at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at an average grade of 3.60 grams per tonne for 168,800 ounces of inferred resources. These resources bring total resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources.

New Discoveries and Extensions

The Company believes that excellent potential exists to further increase resources through new discoveries and extensions at existing projects and other targets. During 2011, a number of exploration successes were reported and are summarized below.

144 — The 144 property represents the western extension of the Golden River Deformation Zone which hosts a number of zones of gold mineralization on the adjacent Gold River Trend property. 144 is situated to the southwest and is adjacent to the Timmins West Mine. In February 2011, a significant new gold zone was discovered at 144 with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold.

Gold River Trend — In August 2011, the Company announced a 300 metre eastward extension of the East Deposit, which in early 2012 was further extended by another 450 metres. In addition, drilling at Gold River Trend resulted in a 200 metre extension to depth to a total of 1,050 metres from surface.

Bell Creek — In August 2011, the Company announced that mineralization at Bell Creek Mine had been extended by 400 metres below the bottom of the existing resource to a total depth of 1,600 metres from surface.

Fenn-Gib — In October 2011, the Company announced that initial drilling at Fenn-Gib had succeeded in expanding shallow mineralization by 200 metres to the north of existing drilling and included an intersection in Hole FG-11-04 of 1.31 grams per tonne over 414.00 metres with the hole ending in mineralization 470 metres below surface.

Timmins West Mine - In July 2011, surface drilling at Thunder Creek Deposit resulted in the discovery of a potential new mineralized zone 500 metres to the southwest towards the 144 property.  In November 2011 a deep hole being drilled on behalf of a joint venture (see RTM/AGE Option Property below) intersected the Timmins Deposit UM and Footwall mineralized structures at 2,380 metres below surface, representing a 1.9 kilometre down plunge extension. The intersection supports the Company’s belief that the potential to add resources to depth at Timmins Deposit and Thunder Creek Deposit is excellent.

RTM/AGE Option Property — In July 2010, the Company commenced a drill program (the “Deep Hole”) designed to test for deep extensions of the Timmins Deposit and Thunder Creek Deposit structures on a property west of and contiguous to the Timmins Deposit. The property, known as the RTM/AGE Property, is a joint venture property between RT Minerals Corp. (“RTM”) and Adventure Gold Inc. (“AGE”). The Company, through earn in and other arrangements, can earn up to a 32.5% interest in the joint venture. At December 31, 2011, the Company had a 12.5% interest in the joint venture. On November 9, 2011, the Company announced that the “Deep Hole” had intersected the Timmins Deposit Footwall and UM mineralized structures at a depth of 2,380 metres on the Company’s 100% owned property prior to reaching the RTM/AGE Property. The intersection represented a 1.9 kilometre down plunge extension and a quadrupling of the plunge length of the UM Zone. In early March 2012, the Deep Hole was concluded at an approximate depth of 3,440 metres down hole, approximately 460 metres onto the RTM/AGE Property.

FINANCIAL REVIEW

The results of operations for the year ended December 31, 2011 and 2010 are shown below:

	Fourth Quarter	For the year ended December 31,
Year ended December 31,	2011	2011	2010
(in $’000, except the per share amounts)
Revenue	$14,760	$66,233	$0
Cash cost of sales*	(6,080)	(34,534)	—
Cash earnings from operations*	$8,680	$31,699	$0
Depreciation, depletion and share based payments	(3,513)	(17,954)	—
Earnings from mine operations	$5,167	$13,745	$0
General and administrative	(4,108)	(16,778)	(11,634)
Exploration	(3,890)	(9,515)	(7,949)
(Loss) Gain on sale of mining interests, net of write off	(435)	2,784	7,611
Write-down of investments in associates	(1,640)	(1,640)	—
Loss before the undernoted	(10,073)	(25,149)	(11,972)
Other income, net	619	2,083	6,701
Share of loss of investments in associates	(1,294)	(1,618)	(1,247)
Loss before finance items and taxes	(5,581)	(10,939)	(6,518)

Finance items, net	119	609	276

Deferred tax provision	—	(547)	(287)
Net loss	(5,462)	$(10,877)	$(6,529)
Net loss per share - basic and diluted	$0.01	$0.03	$0.02

* Non-GAAP measure. See “Non-GAAP measures” on page 17 of this MD&A

Full-Year 2011

Net loss for 2011 totaled $10.9 million (or $0.03 per share) compared to a net loss of $6.5 million in 2010 ($0.02 loss per share). Cash earnings from operations were $31.7 million for 2011. There were no revenues and cash earnings from mining operations in 2010 as the Timmins Deposit was in the advanced exploration stage and all gold sales were reported as pre-production revenues (reducing mining property balances).

General and administrative expenses for 2011 and 2010 include $4.4 million and $3.2 million of share-based payments expense, respectively. Excluding the increase on share-based payments expense, general and administrative expenses for 2011 increased by $4.0 million compared to 2010 due to the Company’s growth and the associated increase in corporate activities, employee costs and corporate social responsibility, as well as work related to the Company’s NYSE Amex listing, restructuring costs and other payroll related expenditures. Share-based payments increased in 2011 compared to 2010 mainly due to options granted late in 2010 reflecting the increase in the number of employees late in that year.

Exploration expenses in 2011 increased by $1.4 million compared to 2010 (net of increase in share-based payments expense of $0.2 million).The increase in exploration expenses in 2011 is due to more work on green field exploration projects in 2011 compared to 2010. Exploration expenses include $2.9 million spent at the Company’s Mexico properties.

Gain on sale of mining interests in 2011 include a gain of $5.1 million relating to the sale of a non-core property to Golden Share Mining Corporation (“Golden Share”) on June 29, 2011 (2010 gain of $7.6 million, including $4.1 million gain from the sale of the Company’s 50% interest in the Ti-paa-kaa-haaning property to Northern Superior Resources Inc (“Northern Superior”) and $3.3 million from the sale of some non-core properties to RTM in late 2010)). The gain on sale of mining interests was partially offset by a write down of $2.2 million of the value of Mexico properties. Following an evaluation of the carrying value of the Mexico properties for impairment subsequent to the signing of the agreement with Revolution, the net book value of these  properties as at December 31, 2011 was written down to the estimated fair value less cost to sell. At December 31, 2011, the Company wrote down its investment in Golden Share to its estimated fair value, recording a charge of $1.6 million ($Nil in 2010).

Other income, net, in 2011 includes a $3.4 million premium on issuance of flow-through shares (2010 - $5.5 million), partially offset by a $1.5 million loss on warrants marked to market (2010 - $1.2 million gain). The decreased premium on issuance of flow-through shares in 2011 compared to 2010 is due to lower flow through expenditures incurred in 2011 compared to 2010.

Share of loss on investments in associates for 2011 and 2010 represents the Company’s proportionate share of the losses relating to its equity investments (investments in Northern Superior, RTM and Golden Share) as well as to dilution gains or losses for the years.

Fourth Quarter 2011

Net loss for the fourth quarter of 2011 totaled $5.5 million (or $0.01 per share). Cash earnings from operations were $8.7 million. The primary expense items resulting in the net loss included approximately $2.0 million of write downs related to the Company’s investment in Golden Share and option agreement involving its Mexican properties, $1.3 million representing the Company’s share of loss of investments in associates, and the impact of approximately $2.1 million of exploration spending at the Company’s Mexican properties that were expensed during the fourth quarter.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

Year ended December 31,	2011	2010
Financial Results:
Revenue	$66,233	$0
Earnings from mine operations	$13,745	$0
Net loss	$(10,877)	$(6,529)
Net loss per share* - basic and diluted	$(0.03)	$(0.02)

Financial Position: At December 31,
Cash and cash equivalents	$55,959	$92,232
Working capital	$27,493	$65,770
Mining interests	$939,548	$817,857
Total Assets	$1,033,999	$932,506
Revolving credit facility	$49,564	$0
Long term finance lease obligations	$6,806	$10,454
Environmental rehabilitation provision	$4,357	$3,227
Deferred mining tax liabilities	$2,148	$1,606
Share capital	$992,318	$935,866
Reserves	$17,344	$19,230
Deficit	$(80,834)	$(69,957)

Number of shares issued and outstanding (000s)	400,169	379,007

* Net loss per share is calculated based on weighted average number of shares outstanding for the year

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$14,760	$18,763	$12,843	$19,867
Earnings (loss) from mine operations	$5,167	$4,501	$(1,960)	$6,037
Finance income (expense), net	$119	$553	$(138)	$75
Net (loss) earnings	$(5,462)	$(5,169)	$(2,479)	$2,233
Net (loss) earnings per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$0.01

Fiscal quarter ended	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Finance income, net	$(2,716)	$2,787	$972	$763
Net (loss) earnings	$(3,271)	$(1,888)	$113	$(3,233)
Net (loss) earnings per share* - basic and diluted	$(0.01)	$(0.01)	$0.00	$(0.01)

* Net loss per share is calculated based on the weighted average number of shares outstanding for the quarter

The Company generated pre-production revenue prior to December 31, 2010; earnings from mine operations in the quarters of 2011 include commercial production at its Timmins Deposit.

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters as grades during the second quarter were affected by broader zones of mineralization and delays in mining the UM Zone at Timmins Deposit. Production levels and cash operating costs improved over the balance of the year. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

The variances on net earnings for the four quarters of 2010 are due to gain on sale of mining interests in the second and fourth quarters, variations on share based payments expense and finance income (net) and the fluctuation on the value of its warrant investments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company reached commercial production at its Timmins Deposit effective January 1, 2011. Prior to this date, proceeds from sales were recorded as pre-production revenues. In 2011, the Company generated revenues of $66.2 million and pre-production revenues of $40.5 million from the Timmins West Mine (pre-production revenue includes $16.6 million from Timmins Deposit relating to bullion inventory at January 1, 2011, and $23.9 million pre-production revenue from Thunder Creek Deposit). In 2011, the Company also generated pre-production revenue of $33.5 million from the Bell Creek Mine. In 2010, the Company generated pre-production revenues of $37.2 million. In March 2011, the Company received gross proceeds of $5.2 million from a brokered flow-through financing. In March 2012 the Company received $50 million from the Franco-Nevada royalty and equity investment transaction.

During 2011, the Company generated $17.3 million from operating activities (cash used in operating activities in 2010 totaled $15.5 million). Changes in non-cash working capital items, (write off of) gain on sale of mining interest, depletion and depreciation, share of loss of investments in associates, finance income, deferred mining tax provision, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Advances and receivables at December 31, 2011 of $6.3 million compare to $5.6 million as at December 31, 2010. The increase in accounts payable and accrued liabilities ($34.4 million at December 31, 2011 compared to $23.9 million at December 31, 2010) is mainly due to the timing of payments.

Net cash used in investing activities in 2011 totaled $104.4 million compared to $116.1 million in 2010. The decrease is mainly due to increased pre-production revenues in 2011 compared to same period in 2010. During 2011, the Company spent $5.4 million to increase its investment in Northern Superior ($4.6 million additional investments in associates in 2010).

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 944,281 flow-through common shares. The underwriter received a cash commission equal to 5% of gross proceeds. As at December 31, 2011, the Company had spent the money raised by issuing flow-through shares on eligible Canadian Exploration Expenditures (“CEE”).

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2011 as follows (in $’000s):

Payments Due by Period

		Less than a
Contractual obligations	Total	year	1-3 years	4-5 years	after 5 years
Finance leases and other	$18,525	$9,050	$8,467	$504	$504
Environmental rehabilitation provision	$5,497	—	300	—	5,197
Mexico exploration spending	$51,071	5,470	25,951	19,650	—
To be incurred by Revolution	$(28,954)	(5,470)	(23,484)	—	—
Revolving credit facility	$50,850	—	50,850	—	—
Interest payment (revolving credit facility)	$6,250	2,250	4,000	—	—
	$103,239	$11,300	$66,084	$20,154	$5,701

The earn-in agreement with Revolution provides for Revolution to incur $35.0 million of expenditures on the Mexico properties in five years from date of signing of the agreement, net of $3.6 million paid and payable to the Company. Revolution can charge a 10% management fee on any qualified expenditures.

The Company has certain contractual obligations toward certain First Nation communities (included under “Other” on the above table) as provided on the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period and has spent $4.8 million to December 31, 2011.

The Company is required to make yearly nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement.

CAPITAL RESOURCES

The Company’s capital at December 31, 2011 and 2010 is as follows (in $’000):

As at	December 31, 2011	December 31, 2010
Share capital	$992,318	$935,866
Reserves	17,344	19,230
Deficit	(80,834)	(69,957)
Revolving credit facility	49,564	—
	$978,392	$885,139

The Company believes it has the financial resources available to advance the Timmins West Mine and Bell Creek Mill expansion and is contemplating incurring expenditures for the continued development of Bell Creek Mine of up to $18 million and for exploration drilling of up to $15 million. The Company will continue to evaluate the timing and amount of these expenditures in relation to its capital position.  The Company may pursue opportunities to strengthen its balance sheet and financial flexibility and raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The US$50.0 million revolving credit facility has certain financial covenants, which must be maintained on a quarterly basis.  Non compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. As at December 31, 2011, the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at March 21, 2012, there were 410,243,260 common shares of the Company issued and outstanding, 19,738,752 stock options outstanding exercisable into common shares of the Company at prices ranging between $0.74 per share and $4.13 per share and 150,000 warrants exercisable  into common shares of the Company at $3.0 per share and expiring on October 6, 2013.

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive Loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounces of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows:

	Quarter ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Production costs ($’000)	$6,210	$0	$35,779	$0
Less share based payments ($’000)	(130)	—	(1,245)	—
Cash cost of sales ($’000)	$6,080	$0	$34,534	$0
Commercial production ounces sold	8,578	—	43,045	—
Cash costs per ounces of gold ($/ounce)	$779	$0	$802	$0
Cash costs per ounces of gold (US$/ounce)	$762	$0	$811	$0

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash cost of sales (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Consolidated Statements of Comprehensive Loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27,Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13,Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

IAS 19, Employee benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. . The standard does not impact the consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company identified a potential indicator and undertook an assessment and determined that the Company’s assets were not impaired. The Company will be required to make continued assessments of its assets while the market capitalization impairment indicator exists or other indicators come into effect.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s first set of consolidated financial statements released under IFRS, and have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the IASB. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS..

Company’s Elections under IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1 sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)            Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)            Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c)             Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

d)            Business combinations

IFRS 1 allows companies to not restate business combinations occurring prior to the date of transition; companies can select a date to restate business combinations occurring prior to date of transition and all business combinations subsequent to that date must be restated.

The Company has elected to apply the exemption and not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 — Business Combinations and instead retain the accounting treatment applied under Previous Canadian GAAP.

Transitional financial impact

Note 29 in the consolidated financial statements for the year ended December 31, 2011, provides detailed explanations of the key Previous Canadian GAAP to IFRS differences for the Company on transition with the significant ones summarized below:

Mining assets

Similar to Previous Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Previous Canadian GAAP has been to capitalize all exploration expenditures.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase.  Apart from the difference identified above, IFRS is in line with Previous Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all mineral exploration costs and start capitalizing future expenditures whenever certain criteria are met. The impact of the application of this policy decreased the Company’s mining interest balances as at January 1 and December 31, 2010, respectively, by $33.6 million and $34.3 million (with a corresponding increase in deficit). The impact arising from the change for the year ended December 31, 2010, is an increase in exploration expenses of $6.1 million and increase of gain on sale of mining interests of $5.2 million

Deferred income taxes

Like Previous Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The impact of implementing IAS 12, Income Taxes as at January 1, 2010 resulted in the future tax balance to be reduced to $1.3 million, mining interests balances (mining assets and property, plant and equipment) to decrease by $166.2 million and smaller impact on other accounts. The impact arising from the change for the year ended December 31, 2010 is a decrease in deferred income tax recovery of $1.4 million.

Deferred flow through premium

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent). Under Previous Canadian GAAP flow through raised funds are recorded to share capital. The impact of implementing IFRS requirement at January 1 and December 31, 2010 respectively was a reduction of share capital balance by $9.9 million and $15.0 million with a corresponding reduction of deficit, partially offset by an increase in the liability accounts of $2.4 million and $2.0 million, respectively, at January 1, and December 31, 2010. The impact arising from the change for the year ended December 31, 2010is an increase in finance income of $5.5 million.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures and found no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for the convergence periods. We do not expect any significant changes in the post-convergence period either.

RELATED PARTY TRANSACTIONS

During 2011, the Company paid $0.5 million to RTM, a related party by virtue of being an equity investee, to earn its initial interest on the RTM/AGE property. At December 31, 2011, the Company and RTM have spent $1.2 million toward the next earn in interest on the RTM/AGE property (the Company’s share was $0.6 million). Accounts receivable at December 31, 2011 include $0.4 million receivable from RTM. There were no related party transactions in 2010.

FINANCIAL INSTRUMENTS RISKS EXPOSURE

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company’s excess cash at December 31, 2011, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to the revolving credit facility as well as interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

On February 28, 2011, the Company finalized a US$50.0 million, three-year, corporate revolving credit facility with UniCredit secured over the material assets of the Company. The interest rate on the facility is based on a 90 day LIBOR plus an applicable rate of between 3.5% to 4.5% based on specific EBITDA/Debt ratios. The Facility also includes a 1.5% per annum commitment fee on undrawn amounts.

As at December 31, 2011, the Company has withdrawn the full amount of US$50.0 million ($50.8 million) revolving credit facility. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest charges by $0.5 million.

The Company’s excess cash at December 31, 2011, is invested in very liquid and low risk accounts. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.3 million in 2011 (2010 - $0.3 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world. A 10% increase or decrease in gold prices would result in a $16.0 million increase or decrease in the Company’s after-tax net earnings.

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company’s net investment in the Mexican operations is exposed to foreign currency translation risk. The carrying amount of Mexican assets and liabilities denominated in foreign currency and reported in Canadian dollars is as follows:

As at December 31,	2011	2010
Cash and cash equivalents	$759	$110
Advances and receivables	205	92
Mining interests	70,108	86,078
Total assets	$71,072	$86,280

Accounts payable and accrued liabilities	$865	$408
Total liabilities	$865	$408

A change of 10% on the exchange rate of Mexican pesos to Canadian dollars will result in a $7.9 million change in other comprehensive income and Mexico properties carrying value.

OTHER RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

The Company made the decision to place both the Thunder Creek Deposit and the Bell Creek Mine into commercial production as of January 1, 2012.  These decisions were made on the basis of estimates of mineral resources, and without an estimate of mineral reserves.  Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable, Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  At present, the Company has not prepared feasibility studies for either mine demonstrating that extraction is reasonably justified (economically mineable), and which typically serve as the basis for a production decision.  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used.  Mineral resources may not adequately account for diluting materials and allowances for losses that may occur when the material is mined, which could lead to either or both higher production costs and lower production levels.  If the Company is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Company, the Company would incur losses and any investment in the Company could be negatively affected.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive

Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2011.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2011, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for surface diamond drilling projects at the Timmins West Mine Complex,  Bell Creek Mine Complex; Fenn-Gib property and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Keith Green, P.Geo, respectively. Dean Crick, P.Geo. is the QP for  underground drilling at the Timmins West Mine and Bell Creek Mine properties.  Reno Pressacco, P.Geo is the QP for the current resource estimates at the Bell Creek Mine and Marlhill deposit, Bob Kusins, P.Geo. is the QP for resource estimation at all remaining Company properties. As QPs, Messrs. Samson, Conquer, Crick, Green and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Conquer, Kusins and Crick are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2011, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.